

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Jon Gloeckner
Senior Vice President, Treasurer & Financial Reporting
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irving, California 92612

> **Re: Impac Mortgage Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 11, 2022**
> **File No. 001-14100**

Dear Mr. Gloeckner:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 11, 2022

Item 7. Management discussion and analysis of financial condition and results of operations
Non-GAAP financial measures, page 29

1.　We note your disclosure of core (loss) earnings before tax. This non-GAAP measure includes adjustments for various changes in fair value of financial assets and liabilities such as mortgage servicing rights, long-term debt, and net trust assets. As a residential mortgage lender which originates, sells and services residential mortgage loans, it appears such fair value adjustments are central to the nature of your business operations. Please tell us how you determined it was appropriate to label such a measure as "core" earnings. In addition, please tell us and expand upon your existing disclosures to further describe the usefulness of and how management utilizes this measure to assess performance.

　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction